SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 30, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
(Investor Relations)
55 (61) 3415-1140
ri@brasiltelecom.com.br

Diretoria de Comunicação
(Media Relations)
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

Brasil Telecom

Resultados do 3° Trimestre de 2008	Third Quarter 2008 Results

Divulgação em: 15 de outubro de 2008 (quarta-feira)	Release on: October 15th , 2008 (Wednesday)
Horário: Após fechamento da Bovespa e da NYSE	Time: After the closing of NYSE and Bovespa

Teleconferência (em português)	Conference Call (in English)

Data: 16 de outubro de 2008 (quinta-feira)	Date: October 16th , 2008 (Thursday)
Horário: 10h00min horário de Brasília	Time: 10:00 a.m. New York time
11:00 a.m. Brasília time
03:00 p.m. London time

Telefone de conexão: (11) 2188-0188	Connection number: (+1 412) 858-4600
Código de acesso: Brasil Telecom	Access Code: Brasil Telecom

Favor ligar até 10 minutos antes do início da teleconferência.	Please dial in 10 minutes prior to the start of the call.

A apresentação e o release de resultados estarão disponíveis em nosso website: www.brasiltelecom.com.br/ri.	The presentation and earnings release will be available in our website: www.brasiltelecom.com.br/ir.

A teleconferência será transmitida simultaneamente via webcast, cujo link de acesso também estará disponível em nosso website.	This conference call will be simultaneously transmitted via webcast. The access link will also be found at our website.

O replay da teleconferência estará disponível de 16 de outubro de 2008 (quinta-feira) a 23 de outubro de 2008 (quinta-feira) através do telefone (11) 2188-0188 (código de acesso: Brasil Telecom). Após esta data a gravação da teleconferência estará disponível em nosso website.	The replay of the conference call will be available from October 16th , 2008 (Thursday) to October 23th , 2008 (Thursday) through the phone (+1 412) 317-0088 (access code: 423525#). After this date the replay of the conference call will be available on our website.

Para informações adicionais, entre em contato com: ri@brasiltelecom.com.br	For further information please contact: ri@brasiltelecom.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.